EXHIBIT 99.1

              Tandy Announces Update of Rights Plan

FORT WORTH, Texas, July 26 /PRNewswire/ -- Tandy Corporation
(NYSE: TAN) today announced that its Board of Directors extended the term of its existing shareholder rights plan to July 24, 2009 and adopted other amendments to the rights plan. As under the original plan, the rights continue to be exercisable if any person or group of persons acquires 15% or more of Tandy's common stock and the Board may redeem the rights in certain circumstances at $.01 per right. The rights plan, originally adopted in August 1986, is intended to ensure that shareholders receive fair treatment in the event of a proposed acquisition of Tandy and encourage potential acquirers to negotiate with Tandy.

     "Our Board thinks it is important that the Company amend the plan to conform it to recent changes in Delaware law and to meet investor community concerns by removing the dead hand and delayed redemption provisions from the existing plan,'' said Mark C. Hill, Tandy/RadioShack Senior Vice President, Corporate Secretary and General Counsel.

     Tandy Corporation/RadioShack is the nation's largest consumer electronics chain and one of the most trusted electronics retailers in the United States. With more than 7,000 stores and dealers, RadioShack sells more wireless telephones, telecommunications products and electronic parts and accessories than any other retailer. It is estimated that 94 percent of Americans live or work within five minutes of a RadioShack store or dealer. For more information, visit Tandy Corporation/RadioShack web sites at www.tandy.com and www.radioshack.com.

     Statements made in this press release which are forward-looking statements involve risks and uncertainties and are indicated by words such as "intended'", `"ensure", "encourage" and other similar words or phrases. These uncertainties include, but are not limited to, economic conditions, the financial condition of Tandy, product demand, competitive products and pricing, availability of products, the regulatory environment, real estate market fluctuations and other risks indicated in filings with the Securities and Exchange Commission such as Tandy's most recent Form 10-K and 10-Q.